UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Highbury Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Wolf

Talon Asset Management, LLC

One North Franklin Street

Suite 900

Chicago, Illinois 60606

Telephone Number: (312) 422-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,152,412
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,152,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Opportunity Managers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,138,412
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,138,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Opportunity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,138,412
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,138,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock of Highbury Financial, Inc. (“Highbury”), a Delaware corporation which has its principal executive offices at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 7 of the Schedule 13D filed by Talon Opportunity Partners, L.P. (“TOP”), Talon Opportunity Managers, LLC (“TOM”), and Talon Asset Management, LLC (“TAM”) (collectively, the “Reporting Persons”) with respect to Highbury on June 25, 2009 (the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 2.	Identity and Background

This statement is being jointly filed by the Reporting Persons:

TOP is a Delaware limited partnership primarily engaged in the business of investing in securities.

TOM is a Delaware limited liability company and the General Partner of TOP.

TAM is a Delaware limited liability company and the Managing Member of TOM.

The business address of each of the Reporting Persons is One North Franklin Street, Suite 900, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

TOP’s working capital was used to purchase the Common Stock and Warrants of Highbury as set forth herein. The total purchase price for the Common Stock was approximately $4,224,400.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities because the shares are viewed as an attractive investment.

The Reporting Persons intend to review and consider their investment in the Common Stock and may, from time to time, depending upon their evaluation of the business and prospects of Highbury, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may hold discussions with Highbury’s management and directors, other shareholders and other interested parties.

After meeting with the chief executive officer of Highbury and various other parties, TOP on July 15, 2009 sent a letter (the “Letter”) to Highbury’s Board of Directors that requests, among other things, the chief executive officer of Highbury to resign and greater stockholder representation on the Board. The description of the Letter contained in this Schedule 13D is qualified in its entirety by reference to the Letter, which is included as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to Highbury and to take action with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 9,298,740 shares of Common Stock reported outstanding as of April 27, 2009 in Highbury’s Form 8K, filed on April 29, 2009.

TAM beneficially owns 972,412 shares of Common Stock and 180,000 warrants to purchase Common Stock of Highbury as of July 15, 2009, which represents 12.4% of the outstanding Common Stock.

TOM beneficially owns 958,412 shares of Common Stock and 180,000 warrants to purchase Common Stock of Highbury as of July 15, 2009, which represents 12.2% of the outstanding Common Stock.

TOP beneficially owns 958,412 shares of Common Stock and 180,000 warrants to purchase Common Stock of Highbury as of July 15, 2009, which represents 12.2% of the outstanding Common Stock.

TOM is the sole general partner of TOP and has sole discretionary investment authority with respect to TOP’s investment in the Common Stock. TAM is the managing member of TOM. As a consequence, TAM and TOM may be deemed to share beneficial ownership of all of the shares of Common Stock owned by TOP.

The transactions in Common Stock effected by the Reporting Persons since those reported in the Schedule 13D dated June 25, 2009 are set out in Exhibit 1 hereto.

No other person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons – other than the governing documents of TAM, TOM and TOP – nor between or among any other person with respect to any securities of Highbury.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions by Reporting Persons in Highbury since those reported in the Schedule 13D dated June 25, 2009.

Exhibit 2: Letter dated July 14, 2009 of TOP to Board of Directors of Highbury.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009

TALON ASSET MANAGEMENT, LLC

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer

TALON OPPORTUNITY MANAGERS, LLC

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer, Talon Asset Management, LLC, as Manager of Talon Opportunity Managers, LLC

TALON OPPORTUNITY PARTNERS, L.P.

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer, Talon Asset Management, LLC, as Manager of Talon Opportunity Managers, LLC, as General Partner of Talon Opportunity Partners, L.P.

Exhibit Index

Exhibit 1	List of transactions by Reporting Persons in Highbury since those reported in the Schedule 13D dated June 25, 2009.

Exhibit 2	Letter dated July 14, 2009 from TOP to Board of Directors of Highbury.

EXHIBIT 1

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of Highbury in the open market since those reported in the Schedule 13D dated June 25, 2009.

Date	Security	Quantity	Transaction	Price
6/30/2009	Common Stock	3,000	Purchase	$4.20

EXHIBIT 2

Talon Opportunity Partners, LP

1 North Franklin Street, Suite 900

Chicago, Illinois 60606

July 14, 2009

Board of Directors

Highbury Financial, Inc.

999 Eighteenth Street, Suite 3000

Denver, Colorado 80202

Dear Board of Directors:

Talon Opportunity Partners, LP has been a shareholder of Highbury Financial, Inc. (“Highbury”) since May 2006, when we first recognized the value of Aston Asset Management (“Aston”). We presently are one of Highbury’s largest owners. Typically we are passive, long-term holders of company shares. However, management’s recent actions, as detailed below, make it untenable for us to continue in a passive role. Based on recent actions of management and the Board that are improper and unfair, we plan to relentlessly advocate for change at Highbury until we are satisfied that its governance has improved.

On July 1, 2009, Stuart Bilton, the Chairman and CEO of Aston, several large shareholders of Highbury – including Talon Opportunity Partners, LP – sought to meet with Highbury’s chief executive officer, chairman and an independent director to address issues relating to the management of Highbury. The meeting disappointed us. With 56.98% of shareholder votes in attendance at a meeting called specifically to discuss concerns of Highbury shareholders, the chairman and the independent director failed to attend or participate in any portion of the three and one-half hour discussion. Understandably, this behavior did not suggest to us that Highbury’s existing Board or management is likely to be responsive to the concerns of its shareholders.

Further, less than a week before this meeting, Highbury’s Board amended Highbury’s bylaws, even though they had adequately served shareholders and the company since its inception. The amendments limit shareholders’ ability to call or postpone annual or special meetings, lengthen the advance notice requirements for shareholder proposals and director nominations, and require a two-thirds majority of shareholder votes to amend the bylaws. We believe these abrupt and unnecessary changes to the bylaws restricting shareholder rights and powers, made shortly before the July 1 meeting, were made with the objective of entrenching an ineffective management team and Board of Directors and limiting the ability of shareholders to effectively and expeditiously respond to governance and other issues relating to the company.

The failures of Highbury’s Board and management are not confined to shareholder-disenfranchising bylaw amendments and dismissive behavior. They extend to ill-considered financial decisions. Management’s recent decision to purchase 2,804,200 out-of-the-money

Highbury warrants is financially irresponsible. The warrants, due to expire potentially worthless on January 25, 2010, were purchased at a premium to the market in excess of 300%. The underlying Highbury stock would have to appreciate by more than 30% in just a few months for the transaction to make financial sense. The expenditure of $1,402,100 of shareholder capital in this single transaction is wasteful and exhibits poor business judgment by management and the Board.

The conclusion of Talon Opportunity Partners, LP is that Highbury’s chief executive officer should step down and that the Highbury Board should be reconstituted to include representatives of significant shareholders. We believe other shareholders share this view. As such, we encourage the Highbury Board to give our requests immediate consideration.

Respectfully,

Talon Opportunity Partners, LP